

Mail Stop 4631

April 28, 2010

Mr. Jeffrey S. Grober
Chief Financial Officer
Homeland Energy Solutions, LLC
2779 Highway 24
Lawler, IA 52154

RE: **Form 8-K Item 4.01 filed April 22, 2010**
     Form 8-K/A Item 4.01 filed April 27, 2010
     File #0-53202

Dear Mr. Grober:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant